UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

TECHNICAL COMMUNICATIONS CORPORATION

(Exact Name of Registrant as Specified in its Charter)

MASSACHUSETTS	001-34816	04-2295040
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation or		Identification No.)
Organization)

100 Domino Drive, Concord, MA 01742

(Address of Principal Executive Offices) (Zip Code)

Carl H. Guild Jr.: (978) 287-5100

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

\x\ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

ITEM 1.01 CONFLICT MINERALS DISCLOSURE AND REPORT

Conflict Minerals Disclosure

Introduction and Background

Technical Communications Corporation (“TCC”) files this report pursuant to Section 13(p) and Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended (the “Act”). The Rule imposes certain reporting obligations on companies who file reports with the Securities and Exchange Commission under Section 13(a) or 15(d) of the Act and for which certain conflict minerals are necessary to the functionality or production of their products. “Conflict minerals” are defined to include tin, tantalum, gold, tungsten and their derivatives.

If a company determines that any of the conflict minerals are necessary to the functionality or production of its products, it must conduct in good faith a reasonable country of origin inquiry that is reasonably designed to determine whether those conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”), or are from recycled or scrap sources. If, based on such inquiry, the company has reason to believe that the conflict minerals in its products may have originated in a Covered Country, or that they may not be from recycled or scrap sources, it must then exercise due diligence on the conflict minerals’ source and chain of custody and submit a report that describes its due diligence measures and results.

TCC and its Products

TCC designs, develops, manufactures, distributes, markets and sells communications security devices, systems and services. Its products consist primarily of voice, data and facsimile encryptors. The company manufactures most of its products using third-party vendors for the supply of components and selected processing. Final assembly, software loading, testing and quality assurance are performed by TCC at its factory.

As required by the Rule, TCC conducted an analysis of its products and determined that during calendar year 2021, certain of the products it manufactured or contracted to manufacture - including the company’s voice, data and facsimile encryptors - were likely to contain conflict minerals necessary to the functionality or production of such products, due to the anticipated presence of such minerals in parts obtained from suppliers, contract manufacturers or original equipment manufacturers, or from utilization of conflict minerals in manufacturing processes employed by TCC suppliers. Supplier parts obtained by TCC are utilized in the assembly of the majority of TCC’s secure communications equipment as noted above.

Reasonable Country of Origin Inquiry

Subsequent to TCC’s assessment that certain supplier parts likely contain conflict minerals necessary to the functionality or production of its products, TCC in good faith conducted a reasonable country of origin inquiry to determine whether conflict minerals contained in such parts originated in a Covered Country or arose from recycled or scrap sources. TCC’s inquiry involves contacting each of its direct suppliers and asking them to provide information on (1) the conflict minerals contained in each of the parts supplied by that supplier and (2) the source of the conflict minerals, including smelter/refinery information and location of mines. To date, no suppliers have confirmed that the origin of any conflict minerals contained in our products is from a Covered Country.

The company has obtained or requested from the majority of its suppliers the Electronic Industry Citizenship Coalition Global e-Sustainability Initiative Conflict Minerals Reporting Template, known as the Conflict Minerals Reporting Template or “Template”, or other documentation sufficient to identify the supplier’s conflict- free policy, its engagement with its direct suppliers, and its status in regards to the origin of conflict minerals included in its products. The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. An internal team at TCC analyzed the information received from those suppliers who provided the Template or otherwise supplied TCC with relevant information.

Conclusion

Based on the information collected to date and its reasonable country of origin inquiry, TCC has no reason to believe that its conflict minerals may have originated in any of the Covered Countries or may not be from recycled or scrap resources.

Access

This Form SD is available on at the company's website at http://www.tccsecure.com/about-TCC/conflict- minerals.aspx. The website and information accessible through it are not incorporated into this specialized disclosure report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TECHNICAL COMMUNICATIONS CORPORATION

Date: May 31, 2023	By: /s/ Carl H. Guild Jr.
CEO and Acting Chief Financial Officer